BASTA HOLDINGS, CORP.

Room 2105, Sino Life Tower, No. 707 Zhang Yang Rd. Pudong

Shanghai, China, 200120

December 2, 2013

Ms. Jenn Do

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:

Basta Holdings, Corp.

        Form 8-K/A Item 4.01

        Filed November 25, 2013

        File No. 333-185572

Dear Ms. Do,

In response to the comment # 3 of your comment letter dated November 26, 2013 the Company hereby acknowledges that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you.

Sincerely,

/S/ Chunfeng Lu

Chunfeng Lu, President